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File No. 042856-0006
April 11, 2007
VIA EDGAR AND FACSIMILE
Jeffrey Riedler, Esq.
Assistant Director
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orexigen Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 9, 2007 No. 333-139496
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated April 10, 2007 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Orexigen Therapeutics, Inc. (“Orexigen” or the “Company”) as set forth below.
     Orexigen’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Orexigen’s response for each item below.
Business, page 59
Manufacturing, page 81
1. Please include a discussion of the agreement with Patheon in both Management’s Discussion and Analysis and the notes to financial statements. Please ensure your disclosure includes the length of and termination provisions for the agreements as well as the total amount that you expect to pay.
     The Company understands that this comment is requesting expanded disclosure in Note 11 to the notes to financial statements regarding subsequent events with respect to the Patheon

April 11, 2007

Agreement executed on February 16, 2007. As discussed with the Staff today, the Company has conferred with its independent registered public accounting firm, Ernst & Young LLP, which confirmed that the agreement with Patheon does not meet the requirements to be disclosed under Auditing Standard 560, Subsequent Events (“AU 560”).
     Paragraph .02 of AU 560 states that there are two types of subsequent events which require consideration by a company’s management and evaluation by the independent auditor. Under Paragraph .03 of AU 560, the first type (“Type 1”) “consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.”
     Under Paragraph .05 of AU 560, the second type (“Type 2”) “consists of those events that provide evidence with respect to conditions that did not exist at the date of the balance sheet being reported on, but arose subsequent to that date. These events should not result in an adjustment of the financial statements. Some of these events, however, may be of such a nature that disclosure of them is required to keep the financial statements from being misleading.”
     The Patheon agreement is not a Type 1 subsequent event as the agreement became effective in February 2007, after the December 31, 2006 balance sheet in the preliminary prospectus. Further, based on the nature of the agreement, we respectfully submit that the agreement is also not a Type 2 subsequent event because it was entered into in the ordinary course of business and is not so unusual or represent so large a commitment that any lack of disclosure in the footnote would keep the financial statements from being misleading. The agreement provides for the manufacture of clinical supplies for the Company’s Phase III clinical trials, and represents one of several sources of clinical supplies for the Company. The Company routinely purchases clinical supplies through purchase orders or proposals, and the agreement with Patheon is disclosed in “Business — Manufacturing” solely to describe this one manufacturing source in the context of all sources of supply. The agreement does not represent a significant financial commitment of the Company, particularly in view of the Company’s ability to terminate the agreement at any time, and we respectfully submit that any disclosure of the agreement in the footnotes to financial statements beyond the context of “Business — Manufacturing” is not necessary to inform investors of the financial condition or contractual commitments of the Company.
     With respect to the Staff’s request to include the Patheon agreement in MD&A, we advise the Staff that the Company elected to describe the Patheon agreement in the preliminary prospectus under “Business — Manufacturing” on page 81 merely to inform potential investors of one of several sources of the Company’s clinical supplies and provide an estimate of potential payments under the agreement. The Company can cancel the agreement at any time.
     Furthermore, the potential payments are merely estimates based on proposals from

April 11, 2007

Patheon, are not specified in the agreement itself and are not firm commitments of the Company. For these reasons, the Company does not believe that the estimated payment amounts under the Patheon agreement meet the definition of a “Purchase Obligation” under Item 303(a)(5)(ii)(D) of Regulation S-K, which states that a “purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction,” and therefore, should not be included in disclosures regarding Contractual Obligations and Commitments in MD&A. The Company respectfully submits that, until it issues firm-purchase, non-cancellable orders, it should not be required to disclose the estimated amounts to be purchased under the manufacturing agreement with Patheon in MD&A. To do so, given the status of this agreement, may give undue emphasis to the contract which still has yet to be performed.
Note 10. Related Party Transactions, page F-23
2. Please expand your disclosure to include the termination provisions for the research agreement with OHSU. Please include a discussion of this contractual obligation, including the total amount that you may be required to say, in Management’s Discussion and Analysis.
     Orexigen’s Response: In consultation with Ernst & Young LLP, the Company respectfully submits that additional disclosure in Note 10 of notes to financial statements is not required in this filing. The disclosure in Note 10 of the notes to financial statements on page F-23 of the preliminary prospectus with respect to the OHSU agreement was included only from the standpoint of a related party transaction and not from a contractual commitment perspective. In addition, the OHSU agreement provides for five conditions under which it may be terminated, one of which is that either party can terminate the contract by giving 90 days written notice to the other party. Accordingly, it would not be considered a non-cancellable agreement as defined by SFAS 47, Disclosure of Long-Term Obligation, and it would not otherwise require disclosure if the agreement were not a related party transaction. For the same reason, the Company also does not consider the disclosure of the termination provisions to be necessary to a material understanding of the related party transaction. Therefore, the Company respectfully requests that the Staff reconsider this comment.
     We also advise the Staff that, because the OHSU agreement is cancellable and the Company’s current expectation of potential payments under the OHSU agreement are not firm commitments, it would not be appropriate to disclose the payments in the Contractual Obligations and Commitments table in MD&A. As disclosed in Note 10 of the notes to financial statements, the Company could pay “up to approximately $847,500,” which is based on budgeted amounts included in the contract and not firm commitments. For these reasons, we do not believe that the estimated payment amounts under the OHSU agreement meet the definition of a “Purchase Obligation” under Item 303(a)(5)(ii)(D) of Regulation S-K, which states that a “purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction,” and therefore, should not be included in disclosures regarding

April 11, 2007

Contractual Obligations and Commitments in MD&A. Accordingly, we respectfully request that the Staff reconsider this comment.
* * *
     Any comments or questions regarding the foregoing should be directed to John J. Huber at 202-637-2242 or the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

Enclosures

cc:	Vanessa Robertson, Office of Healthcare and Insurance
 Lisa Vanjoske, Office of Healthcare and Insurance
 Michael Reedich, Esq., Office of Healthcare and Insurance
 Gary D. Tollefson, Orexigen Therapeutics, Inc.
 Graham Cooper, Orexigen Therapeutics, Inc.
 John J. Huber, Esq., Latham & Watkins LLP
Elise M. Adams, Esq., Blank Rome LLP